Almadex Minerals Limited Announces Holdings in Gold Mountain Mining Corp.

VANCOUVER, BC -- (Marketwired - June 19, 2015) - Almadex Minerals Limited (TSX: AMM) (NYSE MKT: AAU) ("Almadex") has obtained control or direction over 26,750,000 common shares (the "Shares") of Gold Mountain Mining Corp. (the "Issuer"). Almadex now holds approximately 38.8% of the issued and outstanding shares of the Issuer, as calculated in accordance with National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103").

Almadex is a wholly owned subsidiary of Almaden Minerals Ltd. ("Almaden"). As part of Almaden's strategic reorganization, the Shares were transferred to Almadex. Almadex will disclose all future changes in its securityholdings of the Issuer in accordance with Part 4 of NI 62-103.

Almadex holds the Shares for investment purposes. In the future, Almadex may acquire ownership and control over additional securities of the Issuer for investment purposes. Almadex is not currently a party to any agreement in respect of the acquisition, holding, disposition or voting of any other securities of the Issuer.

Additional information on this matter is provided in the early warning report of Almadex, filed under the Issuer's profile on www.sedar.com.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden's business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden's share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors,

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Limited
604.689.7644
info@almadenminerals.com
www.almadenminerals.com